Issuer Free Writing Prospectus dated November 24, 2023
Filed Pursuant to Rule 433(f) under the Securities Act of 1933, as amended
Relating to Registration Statement No. 333-275404
The Fortegra Group, Inc.
This free writing prospectus relates to the Registration Statement on Form S-1 (File No. 333-275404) (the “Registration Statement”) that The Fortegra Group, Inc. (the “Company”) has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.
On November 22, 2023, an article (the “Article”) was released by The Insurer (the “Publisher”). The Article is attached to this free writing prospectus as Annex A. The Article references a proposed initial public offering (the “Offering”) by the Company. The Article references the Offering and quotes certain statements made by Richard Kahlbaugh, the President, Chief Executive Officer and Director of the Company.
The Article was prepared by the Publisher, which is not affiliated with the Company. The Company made no payment and gave no consideration to the Publisher in connection with the publication of the Article. With the exception of statements and quotations attributed directly to Mr. Kahlbaugh or derived from the Company’s Registration Statement, the Article represented the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant. The statements by Mr. Kahlbaugh were not intended to qualify any of the information, including the risk factors, set forth in the Registration Statement and were not intended as, and should not be considered to be, offering material with respect to the Offering or otherwise.
You should consider the statements contained in this free writing prospectus, including those contained in the Article, only after carefully evaluating all of the information in the Registration Statement and any preliminary prospectus relating to the Offering, including the risk factors described therein. The Registration Statement has not been declared effective by the SEC, and the information contained therein is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.
Forward-Looking Statements
This free writing prospectus and the Article contain forward-looking statements. All statements other than statements of historical facts contained in this free writing prospectus and the Article are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential,” “future,” “seek,” “would” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements concerning the Company’s expansion in Europe. The Company’s forward-looking statements are only predictions and are based largely on the Company’s current expectations and projections about future events and financial trends that the Company believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this free writing prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including the risk that the Company may fail to manage future growth effectively, the risk that the exit of the United Kingdom from the European Union could adversely affect the Company’s business, new lines of business, new products, and services or new geographic markets may subject the Company to additional risks, and other risks described under the sections in the Registration Statement entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in the Registration Statement. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond the Company’s control, you should not rely on these forward-looking statements as guarantees of future events. The events and circumstances reflected in the Company’s forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, the Company operates in an evolving environment. New risks and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties. Except as required by applicable law, the Company not obligated to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.
The Company has filed a registration statement with the SEC for the offering to which this communication relates. The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus may be obtained from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at 1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-866-803-9204 or by email at prospectus-eq_fi@jpmorganchase.com; and Jefferies LLC at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com.

Annex A
Fortegra makes IPO move amid burgeoning MGA and E&S markets
The Fortegra Group has moved closer to going public after the Jacksonville, Florida-based business filed an S-1 registration document with the Securities and Exchange Commission in which it gave a bullish outlook for its growth prospects in the expansive MGA and E&S sectors.
Fortegra submitted the S-1 on 8 November, shortly after its parent Tiptree Inc said that the insurer would go public via a primary offering.
In an announcement made alongside publication of its Q3 2023 results, Tiptree said it expects to maintain majority ownership of Fortegra, and that it believes an IPO of the insurer “will create a platform to serve the future capital needs of the business”.
In a statement announcing the S-1 filing, Tiptree said the size of Fortegra’s proposed offering and price range had yet to be determined.
Goldman Sachs, JPMorgan and Jefferies are acting as joint lead bookrunning managers for the proposed offering, while Barclays is acting as joint bookrunning manager.
The S-1 showed that Tiptree currently owns a majority 73 percent stake in Fortegra, while Warburg Pincus has a 24 percent holding in the company. Warburg Pincus acquired that 24 percent stake in June 2022 as part of a $200mn investment to support Fortegra’s growth.
The remaining 3 percent of Fortegra is held by the insurer’s management.
In its statement accompanying the S-1, Tiptree said that a Fortegra IPO would “create a platform to serve the future capital needs of the business”.
Fortegra also gave a bullish outlook on its growth going forward. In the regulatory document, Fortegra describes itself as “a growing, highly profitable and multinational specialty insurance company focused on underwriting complex and niche risks in underserved markets”.
In the 12 months to 30 September 2023, Fortegra generated close-to $3.2bn of gross written premiums and premium equivalents (GWPPE), up around 20 percent from the prior-year period.
Its growth has ramped up in recent years, with Fortegra having written approximately $1.3bn of GWPPE in 2019, giving the company a compound annual growth rate over that time of around 27 percent.

Fortegra’s net written premiums (NWP) through the first nine months of 2023 were $936mn, up from the prior year period’s $844mn.
In 2022, it wrote approximately $1.1bn of NWP, compared with $895mn in 2021, $544mn in 2020, and $537mn in 2019.

Key competitive attributes
The company highlighted what it claimed are the “key attributes driving [its] competitive advantage in the market”.

They include its claimed “superior underwriting expertise”, which includes the integration of data and analytics tools to provide real-time reporting and improve program performance for its agents.
Fortegra cited its “seamless, efficient execution and significant capacity” through its reinsurance strategy, whereby agents are provided with the necessary balance sheet capital, while Fortegra also retains meaningful risk to align its interests with those of its clients.
The company also highlighted the “strong economic alignment and risk sharing” it has with its distribution partners through sliding-scale commission structures, where agent compensation increases with underwriting outperformance.
Further supporting its growth going forward are what Fortegra described as “favourable industry dynamics”.
Those include the “increasing prominence of MGAs” and “E&S market premium growth outpacing broader P&C”, Fortegra said.
The P&C insurance value chain has become increasingly disaggregated in recent years, Fortegra said in the 5-1, with the distribution, underwriting, and binding of policies increasingly done by disparate providers.
Citing figures from Dowling & Partners, Fortegra said that from 2012 to 2022 MGAs have grown their share of P&C insurance premium volume at an approximately 14 percent annualised rate, and have doubled their market share over the same period.
“MGAs are a key distribution partner for our specialty P&C insurance lines, which have benefited from this increasing growth,” Fortegra said.
Source: Fortegra
“Given our agent-centric focus, underwriting expertise, and deep experience partnering with MGAs, we are a preferred partner to the MGA market;’ the carrier added.

Through the first nine months of 2023, 44 percent of Fortegra’s GWPPE came from admitted business, with a further 27 percent from the E&S market. The remaining 29 percent came from services business. The growth of the E&S market is a further tailwind supporting Fortegra, the company said.
“According to AM Best, the US E&S market has experienced a compound annual growth rate (CAGR) of 21 percent between 2019 and 2022,’’ Fortegra said.
“Our underwriting expertise has positioned us well to meet this demand, and an increasing portion of our business is focused on the E&S market.
“We entered the E&S market in 2020. In the nine months ended September 30, 2023, E&S accounted for 38 percent of our insurance gross written premiums,’’ Fortegra added.
Not Fortegra’s first IPO
It is not the first time that Tiptree has announced plans to take Fortegra public.
In March 2021, Tiptree filed for a Fortegra IPO on the New York Stock Exchange but then withdrew the go-public move the following month.
Tiptree at the time said it would instead continue supporting the growth plans of Fortegra as a core operating business.
The subject of an IPO for Fortegra has been raised repeatedly on Tiptree earnings calls in the time since. In March 2022, Tiptree executive chairman Michael Barnes said the company remained open to taking Fortegra public, but any IPO would likely not happen until late 2023.
Fortegra eyeing new program opportunities
The filing of the S-1came several weeks after Fortegra CEO Richard KahIbaugh sat down with Program Manager during the Target Markets Program Administrators Association’s annual conference in Scottsdale, Arizona to share some insights into what the company is zeroing in on from an underwriting perspective.
While discussion of any potential public listing was immediately dismissed by Kahlbaugh, the executive said in the company’s home market of the US, it remains firmly on the hunt for new program opportunities.
According to the executive, through the first nine months of 2023, Fortegra looked at over 240 program opportunities, of which it signed up just 13 in its specialty commercial P&C lines of business. As Kahlbaugh noted, there are several drivers behind the high number of program opportunities in the market.
“One is a bit of fallout from Vesttoo. The second is a stronger movement toward E&S because of the problems in getting rate filings approved - just the time delay and lag. It’s commercially difficult to go down that admitted path.
“The other is [the fact that] the economy continues to grow. New companies are being formed, and the risks are becoming more and more complex, not less, [and that suits] the MGA model where there’s a high degree of specialisation.”
Kahlbaugh said Fortegra had received a lot of inbound inquiries following Vesttoo’s collapse, but said the majority of opportunities are “not really our cup of tea”.
“Some of the lines that typically go to the hybrid fronting carriers - like commercial auto, workers’ comp, or excess workers’ comp - we’re not really keen on, and so we’ve tended to stay away from them,” he said.

One area where Fortegra is looking to grow is through its partnership with startup Alchemy Underwriting, the expansive MGA from former Sompo International executives Richard Housley and Rupert Cousins for which Fortegra provides capacity support.
Kahlbaugh said that partnership is “going fabulous so far, and we’re now looking at a couple more new programs with them”.
While initially focused on US property business when it launched in early 2023, Alchemy recently recruited Sara Valentine from Brit to lead the build-out of a new energy practice. The intention is that the energy program will also be backed by Fortegra capacity.
While initially focused on US property business when it launched in early 2023, Alchemy recently recruited Sara Valentine from Brit to lead the build-out of a new energy practice. The intention is that the energy program will also be backed by Fortegra capacity.
European build-out progressing
Kahlbaugh confirmed that Fortegra’s bid to build out its footprint in Europe is also progressing, albeit at a slower pace than initially expected.
Kahlbaugh referenced various Brexit-related issues which mean the company has now had to establish a UK-based insurer, along with another insurer in the European continent to support Fortegra’s specialty lines of business throughout the UK and EU.
“None of us expected the curveball from the [UK regulator] to launch a new company. But that’s the nature of regulation. It’s a moving target, so I don’t blame anyone. We’re just kind of caught up in it as they work through these things”.
Fortegra’s European expansion, Kahlbaugh confirmed, will likely be in a similar manner to its US growth - with an initial focus on warranty and service contracts, before then broadening into specialty insurance products such as professional liability.